

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

David L. Gamsey
Chief Financial Officer
FIRST ADVANTAGE CORP
1 Concourse Parkway NE, Suite 200
Atlanta, GA 30328

   Re: FIRST ADVANTAGE CORP
     Registration Statement on Form S-4
     Filed April 29, 2024
     File No. 333-278992

Dear David L. Gamsey:

  We have conducted a limited review of your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed April 29, 2024

The Transaction, page 38

1. Please include a section discussing First Advantage's reasons for the Merger. In this regard, we note that you only include such a discussion in connection with the recommendation of the Sterling Board, including in the section titled "Sterling's Reasons for the Transaction; Recommendation of the Sterling Board of Directors" on page 51. Refer to Item 4(a)(2) of Form S-4.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark C. Viera